File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 24, 2006

Vitro Reports 4Q05 Consolidated Sales Up 9.3% and EBITDA Up 13.1%
Exceeds Top Range of FY2005 EBITDA Target

San Pedro Garza Garcia, Nuevo Leon, Mexico – February 24, 2006 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced its 4Q’05 unaudited results. Year-over-year consolidated net sales rose 9.3 percent and EBITDA increased 13.1 percent. EBITDA margins of 16.1 percent for the quarter reflect an increase of 0.5 percentage points. EBITDA rose 14.6 percent at Glass Containers and fell 21.5 percent at Flat Glass.

Alvaro Rodriguez, Chief Financial Officer, commented: “I want to highlight that 2005 was a very good year for Vitro, especially in light of the difficult year in terms of energy prices. In addition, for the second consecutive year we have met or exceeded our consolidated EBITDA targets. At Vitro we are delivering on our commitments.”

FINANCIAL HIGHLIGHTS*
	4Q'05	4Q'04	% Change
Consolidated Net Sales	565	516	9.3%
Flat Glass	294	269	9.3%
Glass Containers	261	229	14.3%
Cost of Sales	402	374	7.5%
Gross Income	163	143	14.2%
Gross Margins	28.9%	27.6%	1.3 pp
SG&A	121	118	2.2%
SG&A % of sales	21.4%	22.9%	-1.5 pp
EBIT	42	24	72.4%
EBIT Margins	7.4%	4.7%	2.7 pp
EBITDA	91	80	13.1%
Flat Glass	30	38	-21.5%
Glass Containers	55	48	14.6%
EBITDA Margins	16.1%	15.6%	0.5 pp
Net Income	18	3	-
Net Income Margins	3.1%	0.7%	+246 bps
Total Debt	1,383	1,443	-4.1%
Short Term Debt	310	287	8.2%
Long Term Debt	1,073	1,156	-7.2%
Average life of debt	3.9	3.8
Cash & Cash Equivalents	165	272	-39.2%
* Million US$ Nominal

“Talking about the year,” he said, “I am pleased to report that Glass Containers put in an excellent performance, with a record year in terms of sales and EBITDA. This performance is a reflection of Vitro’s strength and capacity to adapt to challenging times. It is also a reflection of our world class management team.”

“In Flat Glass, we continue to face a challenging environment and are becoming smarter about managing the recent market changes. The quarter-over-quarter business unit performance, the extraordinary results in OEMs, and the good outcome in our foreign operations are a reflection of this.”

“Cost reduction initiatives remain a top priority at Vitro. In fact, this quarter, SG&A as a percentage of sales fell by 1.5 percent year-over-year. This is particularly important given the pressure from high natural gas prices which continues to impact glass companies worldwide."

“We are moving ahead with our strategic plan aimed at unlocking the value at Vitro. As part of this plan, during this quarter we reduced gross debt at the Holding Company by US$26 million to US$583 million from US$609 million in 3Q05, and by US$144 million compared with 4Q’04. We are fully focused on reaching our objective of further reducing Holding Company debt. In addition, we’ve made progress in our strategy to divest certain assets as we continue negotiations for the sale of Crisa. In this report we are considering Crisa as a discontinued operation according to GAAP as we are optimistic for the positive conclusion of this process. In real estate, we sold a parcel of land for US$18 million and expect to close the sale of ancillary land for an additional US$22 million."

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

	Dec '04	Dec '05
Inflation in Mexico
Quarter	1.8%	1.6%
Accumulated	5.2%	3.3%
Inflation in USA
Quarter	0.8%	0.6%
Accumulated	3.4%	3.5%
Exchange Rate
Closing	11.1495	10.6344
Devaluation
Quarter	-2.1%	-1.4%
Accumulated	-0.8%	-4.6%

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Fourth Quarter 2005 results
Conference Call and Web cast
Monday, February 27, 2005
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on March 21, 2006. For inquiries regarding the conference call, please contact Michael Fehle of Breakstone Group via telephone at (646) 452-2337, or via email at mfehle@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstoneruth.com mfehle@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Loss
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Glassware
Consolidated Financial Statements
Segmented Information
VENA's Consolidated Financial Statements

Consolidated Results

4Q05 Highlights
US$ Million

	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS [3]
	%	4Q05 $	4Q04 $	YoY Change %	%	4Q05 $	4Q04 $	YoY Change %	4Q05 $	4Q04 $	YoY Change %	4Q05 $	4Q04 $	4Q05 $	4Q04 $	YoY Change %	4Q05 $	4Q04 $	YoY Change %
FLAT GLASS	52	294	269	9.3	33	30	38	-21.5	402	368	9.0	155	82	247	286	-13.8	51	38	33.7
CONTAINERS	46	261	229	14.3	60	55	48	14.6	495	493	0.4	-58	63	553	430	28.7	90	33	172.8
HOLDING[1,2]	2	9	19	-50.4	7	6	-6	-207.4	487	582	-16.3	-97	-145	583	727	-19.8	24	201	-87.8
TOTAL	100	565	516	9.3	100	91	80	13.1	1383	1443	-4.1			1383	1443	-4.1	165	272	-39.2

Sales

Consolidated net sales for 4Q’05 increased 9.3 percent YoY to US$565 million and 6.6 percent to US$2,212 for fiscal year 2005. Flat Glass and Glass Containers sales for the quarter rose 9.3 percent and 14.3 percent YoY respectively.

During the quarter domestic, export, and foreign subsidiaries’ sales YoY grew 9.4 percent, 14.9 percent, and 5.2 percent respectively.

The US dollar amounts of the peso-denominated operations are higher when compared to the peso figures, owing to a revaluation of the Mexican peso against the US dollar.

Table 1
Sales
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Total Consolidated Sales	6,026	5,846	3.1	24,150	24,018	0.5
Flat Glass	3,132	3,002	4.3	12,274	12,548	(2.2)
Glass Containers	2,793	2,624	6.5	11,398	10,706	6.5
Domestic Sales	2,609	2,617	(0.3)	10,114	10,564	(4.3)
Export Sales	1,498	1,391	7.7	6,444	6,434	0.2
Foreign Subsidiaries	1,919	1,838	4.4	7,593	7,021	8.1

Nominal Dollars
Total Consolidated Sales	565	516	9.3	2,212	2,076	6.6
Flat Glass	294	269	9.3	1,130	1,094	3.3
Glass Containers	261	229	14.3	1,039	918	13.2
Domestic Sales	244	223	9.4	916	876	4.5
Export Sales	140	122	14.9	588	559	5.1
Foreign Subsidiaries	180	171	5.2	708	640	10.6
% Foreign Currency Sales* / Total Sales	57%	57%	0pp	59%	58%	0.8pp
% Export Sales / Total Sales	25%	24%	1.2pp	27%	27%	-0.3pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 72.4 percent YoY to US$42 million from US$24 million last year. EBIT margin increased 2.7 percentage points to 7.4 percent. For 2005, EBIT margin increased 0.7 percentage points.

On a comparable basis, excluding Vitro Fibras, S.A. de C.V. (VIFISA), Vitro American National Can, S.A. de C.V. (VANCAN) and Plasticos Bosco S.A. de C.V. (Bosco), which were divested March 2004, September 2004 and April 2005, respectively, consolidated EBIT for the year rose 26 percent.

EBIT for the quarter at Glass Containers increased YoY by 94.7 percent, while at Flat Glass EBIT declined 29.1 percent.

Consolidated EBITDA for the quarter increased 13.1 percent to US$91 million from US$80 million in 4Q’04. The EBITDA margin increased 0.5 percentage points YoY to 16.1 percent. For 2005, consolidated EBITDA increased 2.9 percent to US$336 million from US$327 million in 2004. On a comparable basis, excluding VIFISA, VANCAN and Bosco, consolidated EBITDA for 2005 rose 6.4 percent compared to 2004.

During the quarter, EBITDA decreased 21.5 percent YoY at Flat Glass. EBITDA at Glass Containers rose 14.6 percent. Glass Containers was the major EBITDA contributor for the quarter and the year.
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated EBIT	449	276	62.8	1,663	1,487	11.9
Margin	7.5%	4.7%	2.8pp	6.9%	6.2%	0.7pp
Flat Glass	166	247	(33.1)	439	856	(48.8)
Glass Containers	259	144	79.9	1,227	807	52.0
Consolidated EBITDA	974	926	5.3	3,688	3,843	(4.0)
Margin	16.2%	15.8%	0.4pp	15.3%	16.0%	-0.7pp
Flat Glass	323	437	(26.1)	1,104	1,624	(32.0)
Glass Containers	586	554	5.8	2,439	2,218	10.0

Nominal Dollars
Consolidated EBIT	42	24	72.4	153	128	19.6
Margin	7.4%	4.7%	2.7pp	6.9%	6.2%	0.7pp
Flat Glass	16	22	(29.1)	42	74	(44.1)
Glass Containers	24	12	94.7	112	69	62.6
Consolidated EBITDA	91	80	13.1	336	327	2.9
Margin	16.1%	15.6%	0.5pp	15.2%	15.7%	-0.5pp
Flat Glass	30	38	(21.5)	102	140	(27.0)
Glass Containers	55	48	14.6	221	187	18.2

Consolidated Financing Cost

Consolidated financing cost for the quarter increased to US$32 million compared with US$12 million during 4Q’04. This was primarily driven by higher interest expense of US$44 million compared with US$38 million during 4Q’04, lower non-cash monetary position gain of US$14 million compared with US$20 million during 4Q’04 and a US$ 10 million increase in other financial expenses driven mainly by losses in derivative transactions.

For 2005, total consolidated financing cost increased to US$127 million from US$115 million due to higher interest expense during the year and a lower non-cash monetary position gain of US$38 million compared with US$60 million in 2004.

Table 3
Total Financing Cost
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Interest Expense	473	447	5.7	1,842	1,628	13.1
Interest Income	(58)	(36)	59.6	(158)	(127)	24.9
Other Financial Expenses (Gain)*	220	132	67.0	535	536	(0.2)
Foreign Exchange Loss (Gain)	(145)	(151)	(4.3)	(387)	82	--
Monetary Position (Gain)	(149)	(240)	(37.8)	(421)	(718)	(41.4)
Total Financing Cost (Gain)	342	152	124.6	1,411	1,401	0.7

Nominal Dollars
Interest Expense	44	38	15.6	166	136	22.1
Interest Income	(5)	(3)	72.9	(14)	(11)	30.8
Other Financial Expenses (Gain)*	21	11	85.7	49	45	9.4
Foreign Exchange Loss (Gain)	(13)	(13)	0.8	(36)	5	--
Monetary Position (Gain)	(14)	(20)	(31.7)	(38)	(60)	(36.7)
Total Financing Cost (Gain)	32	12	156.9	127	115	10.7
* Net of other interest income.
* Includes effect of bulletin C-10 (derivative transactions and its initial effect) and interest related to factoring transactions

Taxes

Total Taxes and PSW for the year ended December 31 2005, represented an income of US$39 million compared with and expense of US$40 million for the year ended December 31 2004. As we mentioned in 2Q05, we recognized a deferred tax benefit of approximately US$55 million due to the recognition of the tax basis of certain assets of some foreign subsidiaries subject to be repatriated. Additionally, during 2005, there was a reform in the Mexican Tax Law which considers cost of goods sold as the deduction base, instead of considering the total amount of purchased goods. This change in law, negatively affected the taxable basis of some subsidiaries.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Accrued Income Tax	188	(150)	--	370	131	182.8
Deferred Income Tax (gain)	(198)	(39)	409.0	(862)	(140)	516.2
Total Income Tax	(10)	(189)	(94.8)	(492)	(9)	5,373.1
Profit Sharing to Workers	(1)	33	--	47	120	(60.7)
Total Taxes and PSW	(11)	(156)	(92.8)	(445)	111	--

Nominal Dollars
Accrued Income Tax	18	(13)	--	34	10	224.0
Deferred Income Tax (gain)	(19)	(3)	462.5	(78)	(12)	576.4
Total Income Tax	(1)	(17)	(93.1)	(44)	(1)	4,128.8
Profit Sharing to Workers	(0)	3	--	4	10	(59.0)
Total Taxes and PSW	(1)	(14)	(90.7)	(40)	9	--

Consolidated Net Income

During the quarter, the Company recorded a consolidated net income of US$18 million compared to US$3 million during the same quarter last year. Higher EBIT and a US$4 million Other Income figure, compared to US$29 million of other expenses during 4Q’04, helped compensate for higher financing cost and higher taxes and PTU paid and a lower gain in income tax.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$26 million, compared with US$56 million in 4Q’04. Flat Glass accounted for 18 percent and was mainly invested for maintenance purposes. Glass Containers represented 82 percent of total Capex consumption and included investment in a new IS machine, a major furnace repair, and maintenance.

Consolidated Financial Position

Consolidated gross debt as of December 31 2005 totaled US$1,383 million, a QoQ decrease of US$57 million.

Net debt, which is calculated by deducting cash and cash equivalents as well as cash collateralizing debt accounted for in other long term assets, decreased QoQ by US$2 million to US$1,218. On a YoY comparison, net debt increased US$47 million.

As of 4Q’05, the Company had a cash balance of US$165 million, of which US$141 million was recorded as cash and cash equivalents and US$24 million, which corresponded to cash collateralizing debt, that was classified as other long term assets. As of December 31 2005, 25 percent of this cash balance was restricted. Restricted cash includes cash collateralizing debt.

Table 5
Debt Indicators
(Million dollars; except as indicated)
	4Q'05	3Q'05	2Q'05	1Q'05	4Q'04
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.7	1.7	1.7	1.7	1.9

Leverage
(Total Debt / EBITDA) (Times) LTM	4.0	4.3	4.2	4.4	4.3
(Total Net Debt / EBITDA) (Times) LTM	3.5	3.7	3.7	3.8	3.5

Total Debt	1,383	1,440	1,395	1,435	1,443
Short-Term Debt(1)	310	302	389	332	287
Long-Term Debt	1,073	1,138	1,006	1,102	1,156
Cash and Equivalents(2)	165	220	175	204	272
Total Net Debt	1,218	1,220	1,220	1,231	1,171
Currency Mix (%) dlls&Euros/Pesos / UDI's	85/8/7	85/8/7	85/9/6	82/10/8	81/11/8
(1) Short term debt includes current maturities of long-term debt
(2) Includes cash collateralizing debt accounted for in the other long term assets

• The Company’s average life of debt as of 4Q’05 was 3.9 years compared with 3.8 years for 4Q’04.
• Short term debt as of December 31 2005 increased by US$8 million to 22 percent as a percentage of total debt, compared with 21 percent in 3Q’05. These amounts include current maturities of long-term debt.

.

• 38 percent of total short-term debt maturities are at the Holding Co. level.
• Revolving and other short-term debt, including trade related, accounted for 36 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
• Current maturities of long-term debt, including current maturities of market debt, increased by US$61 million to US$199 million from US$138 as of September 30, 2005, and as of 4Q’05 represented 64 percent of total short term debt.

• Approximately 62 percent of debt maturities due in 2006 are at the operating subsidiary level and are principally related to syndicated facilities.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Company level.
• Market maturities from 2008, 2009 and thereafter, include the Senior Notes due 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term “Certificados Bursátiles”, a Private Placement, and the Senior Notes due 2013 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter increased to US$23 million compared to a negative US$22 million in 4Q’04. Lower investment in capex during 4Q’05 as a result of the Flat Glass investment in the repair of the VF1 furnace during 4Q’04 and a working capital recovery helped compensate for higher net interest expense and cash taxes paid during the quarter.

For 2005, the Company recorded net free cash flow of US$29 million compared with US$6 million in the same period last year. Recovery of working capital helped compensate for higher interest expenses and cash taxes paid.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
EBITDA	974	926	5.3	3,688	3,843	(4.0)
Net Interest Expense(2)	(512)	(447)	14.7	(2,075)	(1,576)	31.6
Capex	(277)	(636)	(56.4)	(1,015)	(1,361)	(25.4)
Working Capital(3)	198	(6)	--	232	(604)	--
Dividends	(5)	(57)	(90.6)	(176)	(226)	(22.2)
Cash Taxes (paid) recovered	(128)	(33)	291.2	(379)	(13)	2,814.1
Net Free Cash Flow	250	(253)	--	275	63	334.9

Nominal Dollars
EBITDA	91	80	13.1	336	327	2.9
Net Interest Expense(2)	(48)	(38)	25.3	(188)	(132)	42.6
Capex	(26)	(56)	(53.3)	(93)	(117)	(20.9)
Working Capital(3)	19	0	--	23	(51)	--
Dividends	(1)	(6)	(91.5)	(16)	(20)	(20.8)
Cash Taxes (paid) recovered	(12)	(3)	315.7	(34)	(1)	2,908.5
Net Free Cash Flow	23	(22)	--	29	6	348.1
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes derivative transactions, and other financial expenses and products.
(3)Includes: Clients, inventories, suppliers, other current assets and liabilities,IVA(Value Added Tax) and ISCAS taxes(Salary Special Tax)

Key Developments

Vitro Plan agrees to sell its 51 Percent of Shares of Quimica M

On November 29 2005 the Company announced that its subsidiary Vitro Plan S.A. de C.V. has signed an agreement with Solutia to pursue the sale of its 51 percent of shares in Quimica M, S.A. de C.V., a joint venture between these two companies located near the city of Puebla in Mexico, with Solutia currently owing 49 percent of the shares. The closing of the transaction for approximately US$20 million is subject to approval by government authorities in Mexico and the US. With annual sales in 2004 of US$47 million, Quimica M produces PVB interlayers which are used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings. This sale is in line with Vitro’s Strategic Plan aimed at reducing the Company’s debt.

Vitro Announces Successful Closing of US$75 million Secured Short Term Notes Issued by Vitro Envases Norteamerica, S.A. de C.V. (“Vena”)

On February 7 2006 the Company announced that its subsidiary Vena, Vitro’s glass containers division, successfully closed the issuance of US$75 million aggregate principal amount of Senior Secured Short Term Guaranteed Notes (the “Notes”). The facility is secured, on a pari passu basis, with the existing senior secured indebtedness of Vena. The Notes have a maturity of 12 months and a yield of 8 percent. The net proceeds are being used to refinance debt at Vena’s level and for working capital purposes. The market reacted very positively to the offering, which was oversubscribed. The arranger and dealer of the Notes was BCP Securities, LLC.

Vitro Club

The Vitro Clubs, located in Monterrey and Queretaro, Mexico, manage land and facilities for third parties and our employees’ recreational activities. These assets are held in trusts. The trusts can only be executed if all the participants name one entity as the sole trustee. In December 2005, the participants named Vitro as the sole trustee and therefore Vitro recognized an income of approximately US$40 million.

Flat Glass

(51 percent of 2005 Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 9.3 percent YoY to US$294 million from US$269 million.

Domestic sales increased 13.7 percent YoY, mainly as a result of higher automotive sales which offset lower construction-related sales. On a QoQ comparison, construction-related volumes have increased 31 percent compared with 3Q’05.

Export sales increased 16.1 percent YoY, due to both higher automotive and construction-related sales.

Automotive sales increased 38.8 percent YoY driven by larger volumes from new platforms launched this year. These new platforms improved product mix at the OEM line and continue to compensate for lower volumes in the Auto Glass Replacement (“AGR”) market.

Sales from foreign subsidiaries continued an upward trend, increasing 4.3 percent YoY to US$147 million from US$141 million. Sales at the Spanish subsidiary remained flat YoY compared with the same quarter last year. In addition, sales at Vitro America rose 9.6 percent compared with 4Q’04, mainly driven by higher volumes in the construction market. Vitro Colombia’s sales rose 16.3 percent during the same period as a result of increased demand and better product mix.

EBIT & EBITDA

EBIT decreased 29.1 percent YoY to US$16 million from US$22 million, while EBITDA fell 21.5 percent to US$30 million from US$38 million. During the same period, EBIT and EBITDA margins decreased 2.9 and 4.0 percentage points respectively.

On a YoY comparison, EBIT and EBITDA continue to be affected by higher energy costs, lower volumes to the AGR market, and a change in product mix. Comparing QoQ, EBIT improved 6 percent and EBITDA increased 4 percent.

Vitro America and Vitro Colombia continue to generate strong EBITDA, with increases of 128 and 37 percent YoY, respectively.

Table 7
Flat Glass
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	3,132	3,002	4.3	12,274	12,548	(2.2)
Net Sales
Domestic Sales	804	784	2.6	2,645	3,259	(18.8)
Exports	759	712	6.5	3,310	3,460	(4.3)
Foreign Subsidiaries	1,569	1,506	4.2	6,318	5,829	8.4
EBIT	166	247	(33.1)	439	856	(48.8)
EBITDA	323	437	(26.1)	1,104	1,624	(32.0)
EBIT Margin	5.3%	8.2%	-2.9pp	3.6%	6.8%	-3.2pp
EBITDA Margin	10.3%	14.5%	-4.2pp	9.0%	12.9%	-3.9pp

Nominal Dollars
Consolidated Net sales	294	269	9.3	1,130	1,094	3.3
Domestic Sales	76	67	13.7	242	267	(9.7)
Export Sales	71	61	16.1	298	294	1.6
Foreign Subsidiaries	147	141	4.3	590	533	10.6
EBIT	16	22	(29.1)	42	74	(44.1)
EBITDA	30	38	(21.5)	102	140	(27.0)
EBIT Margin	5.3%	8.2%	-2.9pp	3.7%	6.8%	-3.1pp
EBITDA Margin	10.3%	14.3%	-4pp	9.0%	12.9%	-3.9pp

Volumes
Flat Glass (Thousands of m2B)(2)	36,786	37,353	(1.5)	138,502	153,316	(9.7)

Capacity utilization
Flat Glass furnaces(1)	100%	107%	-7pp
Flat Glass auto	90%	82%	8pp
(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.
(2) m2B = Reduced Squared Meters

Glass Containers
(47 percent of LTM Consolidated Sales)

Sales

Sales increased 14.3 percent YoY to US$261 million from US$229 million.

The main drivers behind the 15.5 percent YoY increase in domestic sales were higher beer and soft drinks volumes coupled with a better price mix across all segments.

Export sales grew 13.8 percent due to a strong rise in sales volume at the CFT and Wine & Liquor lines in the US.

Sales from Glass Containers’ foreign subsidiaries rose 9.7 percent YoY, reflecting increased demand in Central and South America.

EBIT & EBITDA

EBIT for the quarter increased 94.7 percent YoY to US$24 million from US$12 million in 4Q’04. EBITDA for the same period rose 14.6 percent to US$55 million from US$48 million.

EBITDA growth continued to be driven by higher volumes, improved production efficiencies, and better product mix, which more than offset increased energy costs.

EBITDA from Mexican glass containers operations, which is VENA’s core business and represents approximately 83 percent of total EBITDA, rose 22 percent YoY.

The Company’s cost reduction efforts continued to benefit results during 2005. COGS was reduced by more than 3 percent of sales compared to 2004.

Table 8
Glass Containers
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	2,793	2,624	6.5	11,398	10,706	6.5
Net Sales
Domestic Sales	1,704	1,612	5.7	6,990	6,541	6.9
Exports	739	679	8.9	3,134	2,973	5.4
Foreign Subsidiaries	350	333	5.2	1,274	1,192	6.9
EBIT	259	144	79.9	1,227	807	52.0
EBITDA	586	554	5.8	2,439	2,218	10.0
EBIT Margin	9.3%	5.5%	3.8pp	10.8%	7.5%	3.3pp
EBITDA Margin	21.0%	21.1%	-0.1pp	21.4%	20.7%	0.7pp

Nominal Dollars
Consolidated Net sales	261	229	14.3	1,039	918	13.2
Domestic Sales	159	137	15.5	631	545	15.8
Export Sales	70	61	13.8	290	266	9.0
Foreign Subsidiaries	33	30	9.7	118	107	10.6
EBIT	24	12	94.7	112	69	62.6
EBITDA	55	48	14.6	221	187	18.2
EBIT Margin	9.3%	5.4%	3.9pp	10.7%	7.5%	3.2pp
EBITDA Margin	20.9%	20.8%	0.1pp	21.3%	20.4%	0.9pp

Glass Containers
Domestic (Millions of Units)	1,067	1,040	2.6	4,380	3,926	11.6
Exports (Millions of Units)	300	269	11.5	1,220	1,164	4.8
Total	1,367	1,309	4.4	5,600	5,090	10.0

Capacity utilization (furnaces)	99%	93%	6pp
Capacity utilization (production lines)	87%	85%	2pp

Soda Ash (Thousands Tons)	154	148	4.1	596	573	4.0

Glassware

(As a discontinued operation)

As of December 31, 2005, negotiations with Libbey has advanced to a level that let us to conclude that according to GAAP, Crisa had to be classified as a discontinued operation.

Sales

Sales decreased 16.1 percent YoY to US$52 million from US$62 million in 4Q’04. On a comparable basis, excluding Bosco, which was divested in April 2005, sales increased 1 percent.

During the quarter, domestic sales decreased 20.1 percent partially due to the divestiture of Bosco. In addition, domestic sales reflected lower volumes at the wholesale and industrial product lines.

Sales reflected a better product mix in the retail, industrial, and OEM product lines during the quarter compared with 4Q’04.

EBIT & EBITDA

EBIT for the quarter increased YoY 6.9 percent to US$2 million. EBITDA for the same period increased 4.5 percent to US$7 million. EBIT and EBITDA margins rose YoY 1 and 2.7 percentage points respectively.

Higher energy costs and lower capacity utilization continued to be the main factors affecting EBITDA margins.

Cost reduction efforts helped compensated for the above-mentioned factors, with savings in salaries, packaging costs, and increased efficiencies in natural gas consumption.

Table 9
Glassware
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Constant Pesos
Consolidated Net sales	561	725	(22.5)	2,294	2,762	(16.9)
Net Sales
Domestic Sales	376	508	(26.0)	1,454	1,829	(20.5)
Exports	186	217	(14.3)	840	933	(10.0)
EBIT	26	27	(5.1)	57	85	(33.2)
EBITDA	77	81	(5.1)	297	378	(21.4)
EBIT Margin	4.6%	3.7%	0.9pp	2.5%	3.1%	-0.6pp
EBITDA Margin	13.7%	11.2%	2.5pp	13.0%	13.7%	-0.7pp

Nominal Dollars
Consolidated Net sales	52	62	(16.1)	208	233	(11.0)
Domestic Sales	35	44	(20.1)	132	155	(15.1)
Export Sales	17	19	(6.6)	76	78	(3.0)
EBIT	2	2	6.9	5	7	(26.4)
EBITDA	7	7	4.5	27	32	(14.9)
EBIT Margin	4.6%	3.6%	1pp	2.5%	3.1%	-0.6pp
EBITDA Margin	13.7%	11.0%	2.7pp	12.9%	13.5%	-0.6pp

Sales mix glassware products (Volume terms)
Retail	32.1%	28.7%	3.4pp	33.1%	32.9%	0.2pp
Wholesaler	19.1%	20.5%	-1.4pp	25.8%	25.0%	0.8pp
Industrial	45.6%	47.3%	-1.7pp	36.9%	37.9%	-1pp
OEM	3.1%	3.5%	-0.4pp	4.2%	4.2%	0pp

Capacity utilization (installed)	74%	83%	-9pp
Capacity utilization (available)	80%	83%	-3pp

CONSOLIDATED
VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	6,026	5,846	3.1	565	516	9.3	24,150	24,018	0.5	2,212	2,076	6.6
Cost of Sales	4,288	4,231	1.3	402	374	7.5	17,449	17,393	0.3	1,597	1,502	6.3
Gross Income	1,738	1,616	7.6	163	143	14.2	6,701	6,626	1.1	615	573	7.2
SG&A Expenses	1,289	1,340	(3.8)	121	118	2.2	5,038	5,139	(2.0)	462	445	3.6
Operating Income	449	276	62.8	42	24	72.4	1,663	1,487	11.9	153	128	19.6

Interest Expense	473	447	5.7	44	38	15.6	1,842	1,628		166	136	22.1
Interest Income	(58)	(36)	59.6	(5)	(3)	72.9	(158)	(127)	24.9	(14)	(11)	30.8
Other Financial Expenses (net)	220	132	67.0	21	11	85.7	535	536	(0.2)	49	45	9.4
Exchange Loss (Gain)	(145)	(151)	(4.3)	(13)	(13)	0.8	(387)	82	--	(36)	5	--
Gain from Monet. Position	(149)	(240)	(37.8)	(14)	(20)	(31.7)	(421)	(718)	(41.4)	(38)	(60)	(36.7)
Total Financing Cost	342	152	124.6	32	12	156.9	1,411	1,401	0.7	127	115	10.7
Other Income	(49)	329	--	(4)	29	--	400	137	193.1	36	14	168.3
Inc. (loss) bef. Tax & PSW	156	(205)	--	14	(17)	--	(148)	(51)	(191.5)	(10)	(0)	--
Income Tax and PSW	(11)	(156)	92.8	(1)	(14)	90.7	(445)	111	--	(40)	9	--
Net Inc. (loss) Cont. Opns.	167	(49)	--	16	(3)	--	297	(161)	--	29	(9)	--
Income (loss)of Discont. Oper.	19	74		2	7		3	89	--	0	8	--
Extraordinary Items, Net	0	-		0	-		(94)	-		(8)	-
Net Income (Loss)	186	26	629.4	18	3	414.6	206	(72)	--	21	(1)	--
Net Income (loss) of Maj. Int.	179	(91)	--	17	(7)	--	49	(295)	--	7	(21)	--
Net Income (loss) of Min. Int.	7	116	(93.9)	1	10	(93.6)	157	223	(29.5)	15	20	(26.1)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of December 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	4Q'05	4Q'04
Cash & Cash Equivalents	1,502	2,831	(47.0)	141	248	(43.2)	Debt/EBITDA (LTM, times)	4.0	4.3
Trade Receivables	1,206	1,970	(38.8)	113	176	(35.7)	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.7	1.9
Inventories	3,833	3,723	2.9	360	334	8.1	Debt / Firm Value (times)	0.6	0.7
Other Current Assets	2,398	1,243	92.9	225	103	118.7	Debt/Equity (times)	1.8	2.1
Current Assets from Disc. Operations	743	940	(21.0)	70	82	(14.8)	Total Liab./Stockh. Equity (times)	2.6	2.9
Total Current Assets	9,680	10,707	(9.6)	910	943	(3.5)	Curr. Assets/Curr. Liab. (times)	1.2	1.3
							Sales/Assets (times)	-	-
Prop., Plant & Equipment	16,123	17,671	(8.8)	1,516	1,551	(2.2)	EPS (Ps$) *	0.61	(0.31)
Deferred Assets	1,638	1,711	(4.2)	154	158	(2.5)	EPADR (US$) *	0.17	0.07
LT Assets from Disc. Operations	1,128	1,079	4.6	106	116	(8.8)
Other Long-Term Assets	1,491	541	175.5	140	33	328.0	* Based on the weighted average shares outstanding.
Total Assets	30,061	31,709	(5.2)	2,827	2,801	0.9	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	3,297	3,261	1.1	310	287	8.2
Trade Payables	1,842	1,897	(2.9)	173	170	2.0	# Average Shares Outstanding
Other Current Liabilities	2,538	2,326	9.1	239	197	21.3	(thousands)	295,728	295,728
Current Liabilities from Disc. Operations	346	507	(31.9)	32	44	(26.2)
Total Curr. Liab.	8,023	7,992	0.4	754	697	8.2
Long-Term Debt	11,412	13,281	(14.1)	1,073	1,156	(7.2)	# Employees	24,637	25,465
Other LT Liabilities	1,361	1,352	0.7	128	106	20.9
LT Liabilities from Disc. Operations	949	1,018	(6.7)	89	111	(19.3)
Total Liabilities	21,745	23,643	(8.0)	2,045	2,070	(1.2)

Majority interest	5,487	5,308	3.4	516	480	7.5
Minority Interest	2,830	2,759	2.6	266	251	5.9
Total Shar. Equity	8,316	8,067	3.1	782	731	7.0

Annexes

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
FLAT GLASS
Net Sales	3,133	3,002	4.3%	294	269	9.3%	12,276	12,613	-2.7%	1,130	1,100	2.8%
Interd. Sales	0	0	-36.5%	0	0	-20.0%	2	65	-96.4%	0	5	-96.2%
Con. Net Sales	3,132	3,002	4.3%	294	269	9.3%	12,274	12,548	-2.2%	1,130	1,094	3.3%
Expts.	759	712	6.5%	71	61	16.1%	3,310	3,460	-4.3%	298	294	1.6%
EBIT	166	247	-33.1%	16	22	-29.1%	439	856	-48.8%	42	74	-44.1%
Margin (1)	5.3%	8.2%		5.3%	8.2%		3.6%	6.8%		3.7%	6.8%
EBITDA	323	437	-26.1%	30	38	-21.5%	1,104	1,624	-32.0%	102	140	-27.0%
Margin (1)	10.3%	14.5%		10.3%	14.3%		9.0%	12.9%		9.0%	12.8%

Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				36,786	37,353	-1.5%				138,502	153,316	-9.7%

GLASS CONTAINERS
Net Sales	2,817	2,676	5.3%	264	233	13.0%	11,526	10,869	6.1%	1,051	932	12.8%
Interd. Sales	24	53	-54.7%	2	5	-51.0%	129	162	-20.8%	12	14	-16.0%
Con. Net Sales	2,793	2,624	6.5%	261	229	14.3%	11,398	10,706	6.5%	1,039	918	13.2%
Expts.	739	679	8.9%	70	61	13.8%	3,134	2,973	5.4%	290	266	9.0%
EBIT	259	144	79.9%	24	12	94.7%	1,227	807	52.0%	112	69	62.6%
Margin (1)	9.3%	5.5%		9.3%	5.4%		10.8%	7.5%		10.7%	7.5%
EBITDA	586	554	5.8%	55	48	14.6%	2,439	2,218	10.0%	221	187	18.2%
Margin (1)	21.0%	21.1%		20.9%	20.8%		21.4%	20.7%		21.3%	20.4%

Glass containers volumes(MM Pieces)
Domestic				1,067	1,040	2.6%				4,380	3,926	11.6%
Exports				300	269	11.5%				1,220	1,164	4.8%
Total:Dom.+Exp.				1,367	1,309	4.4%				5,600	5,090	10.0%
Soda Ash (Thousand Tons)				154	148	4.1%

CONSOLIDATED (2)
Net Sales	6,051	5,909	2.4%	567	522	8.6%	24,293	24,278	0.1%	2,225	2,098	6.1%
Interd. Sales	25	63	-60.2%	2	5	-56.8%	143	260	-45.0%	13	22	-41.6%
Con. Net Sales	6,026	5,846	3.1%	565	516	9.3%	24,150	24,018	0.5%	2,212	2,076	6.6%
Expts.	1,498	1,391	7.7%	140	122	14.9%	6,444	6,434	0.2%	588	559	5.1%
EBIT	449	276	62.8%	42	24	72.4%	1,663	1,487	11.9%	153	128	19.6%
Margin (1)	7.5%	4.7%		7.4%	4.7%		6.9%	6.2%		6.9%	6.2%
EBITDA	974	926	5.3%	91	80	13.1%	3,688	3,843	-4.0%	336	327	2.9%
Margin (1)	16.2%	15.8%		16.1%	15.6%		15.3%	16.0%		15.2%	15.7%
(1)EBIT and EBITDA Margins consider Consolidated Net Sales.
(2)Includes corporate companies and other's sales and EBIT.
(3)m2B = Reduced Squared Meters

CONSOLIDATED AND COMBINED OF VENA AND SUBSIDIARIES, VITRO PACAKAGING AND COMEGUA AND SUBSIDIARIES
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%
	4Q'05	4Q'04	Change	2005	2004	Change
Nominal Dollars
EBITDA	55	48	14.4	221	182	21.2
Net Interest Expense(2)	(15)	(2)	898.9	(86)	(50)	71.1
Capex	(21)	(36)	(40.8)	(53)	(58)	(9.5)
Working Capital(3)	12	(24)	--	16	(36)	--
Dividends	-	-	--	(2)	(3)	(49.7)
Cash Taxes paid	(5)	16	--	(15)	2	--
Net Free Cash Flow	25	2	928.2	82	37	121.9
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3)Includes: Clients, inventories, suppliers, other current assets and liabilities,IVA(Value Added Tax) and ISCAS taxes(Salary Special Tax)

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING
AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	2,801	2,652	5.6	262	231	13.5	11,492	10,331	11.2	1,047	885	18.4
Cost of Sales	2,083	2,090	(0.3)	195	182	7.1	8,617	8,059	6.9	785	690	13.8
Gross Income	719	562	27.9	67	49	37.4	2,875	2,271	26.6	262	195	34.6
SG&A Expenses	460	419	9.8	43	37	17.6	1,652	1,517	8.9	151	131	15.6
Operating Income	259	143	81.2	24	12	96.2	1,223	754	62.2	111	64	73.3

Interest Expense	230	157	46.3	21	13	58.8	758	626	21.1	68	52	30.6
Interest Income	(29)	(15)		(3)	(1)		(77)	(25)		(7)	(2)	227.1
Other Financial Expenses	43	49	(12.9)	4	4	(6.1)	255	170	50.0	23	14	60.5
Exchange Loss (Gain)	(54)	(71)	(24.6)	(5)	(6)	(16.5)	(173)	32	--	(16)	2	--
Gain from Monet. Position	78	95	(18.0)	7	8	(10.1)	199	261	(23.9)	18	22	(17.5)
Total Financing Cost	151	25	506.6	14	2	529.3	586	542	8.1	52	45	16.7
Other Income	(24)	(52)	54.8	(2)	(4)	50.3	(64)	(85)	25.4	(6)	(7)	19.6
Inc. (loss) bef. Tax & PSW	84	66	28.4	8	6	39.6	574	127	350.8	53	12	338.0
Income Tax and PSW	51	3	--	5	0	--	26	134	(80.6)	3	12	(75.9)
Net Inc. (loss) Cont. Opns.	34	63	(46.6)	3	5	(42.5)	548	(7)	--	50	1	--
(Loss) on disposal of discontinued operations	-	-		-	-		-	(38)	--	-	(3)	--
Income (loss)of Discont. Oper.	0	(0)	--	-	0	--	0	30	(100.0)	-	3	--
Extraordinary Items, Net	-	-	--	-	-	--	(89)	-	--	(8)	-	--
Net Income (Loss)	34	63	(46.6)	3	5	(42.5)	459	(14)	--	42	0	--

EBITDA	586	555	5.6	55	48	14.4	2,436	2,159	12.8	221	182	21.2

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING
AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
As of December 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	4Q'05	4Q'04
Cash & Cash Equivalents	936	340	174.9	88	30	190.9	Debt/EBITDA (LTM, times)	2.4	2.6
Trade Receivables	759	871	(12.9)	71	77	(7.8)	EBITDA/ Total Net Fin. Exp.(LTM, times)	2.6	2.8
Inventories	1,486	1,585	(6.2)	140	141	(0.9)	Debt/Equity (times)	1.6	1.7
Notes receivable from affiliates	660	22	--	62	2	--	Total Liab./Stockh. Equity (times)	2.7	2.8
Other Current Assets	913	433	110.8	86	34	150.5	Curr. Assets/Curr. Liab. (times)	1.4	1.4
Total Current Assets	4,754	3,253	46.2	447	285	56.9

Prop., Plant & Equipment	8,038	8,622	(6.8)	756	755	0.1
Deferred Assets	617	592	4.1	58	51	12.6
Other Long-Term Assets	35	30	17.0	3	3	21.9
Total Assets	13,444	12,496	7.6	1,264	1,094	15.5

Short-Term & Curr. Debt	521	214	143.1	49	19	158.5
Notes payable to affiliates	2	3	(30.5)	0	0	(24.7)
Trade Payables	861	847	1.7	81	74	9.3
Other Current Liabilities	2,081	1,239	67.9	196	109	80.1
Total Curr. Liab.	3,465	2,304	50.4	326	202	61.4
Long-Term Debt	5,360	4,700	14.0	504	409	23.3
Long-Term notes payable to affiliates	-	703		-	61
Other LT Liabilities	1,016	1,554	(34.7)	96	136	(29.6)
Total Liabilities	9,841	9,261	6.3	925	807	14.6

Majority interest	2,878	2,486	15.8	271	219	23.6
Minority Interest	725	749	(3.3)	68	68	0.1
Total Shar. Equity	3,603	3,235	11.4	339	287	18.0

Vitro Envases de Norteamerica and Subsidiaries, Vitro Packaging Inc. and
Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of December 30, 2005)

	FOR THE TWELVE MONTHS PERIOD
	ENDED December 30
	2005	2004
OPERATING ACTIVITIES:
Net(loss) from continuing operations	548	(7)
Items that did not require (generate) resources:	-	-
Depreciation and amortization	1,054	1,283
Amortization of debt issue costs	94	58
Provision for seniority premium and pension	159	122
Write-off and loss on sale of fixed assets	(0)	9
Market value of derivatives	51	-
Extraordinary Item	(89)	-
Deferred income tax and workers' profit sharing	(558)	42
	1,258	1,507
(Increase) in trade receivables	112	(112)
Decrease (increase) in inventories	83	(173)
Increase (Decrease) in trade payables	14	44
Change in other current assets and liabilities, net	327	57
Pension funding payments	(150)	(109)
Resources generated from continued operations	1,645	1,215
Net income from discontinued opetrations	0	30
Proceeds from disposal of discontinued operations	-	888
Operating assets and liabilities from discontinued operations	-	(68)
Resources generated from operations	1,645	2,066
FINANCING ACTIVITIES:	-	-
Bank loans	1,021	2,314
Notes payable to affiliates	(704)	(2,656)
Payment of dividends	(16)	(34)
Increase of capital stock	-	-
Effect from discontinued operations	-	47
Resources used in financing activities	301	(329)
INVESTING ACTIVITIES:	-	-
Investment in land and buildings, machinery and equipment, and construction in progress	(575)	(675)
Sale of fixed assets	1	19
Investment in deferred charges	(134)	(157)
Notes receivable from affiliates	(638)	20
Long term receivables	(5)	161
Investment in subsidiaries	-	(1,010)
Effect from discontinued operations	-	(10)
Resources used in investing activities	(1,350)	(1,652)
Decrease in cash and cash equivalents	595	84
Balance at the beginning of year	340	257
Balance at the end of the period	936	340

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 24, 2006